UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                  FORM U-12(I)-B (ANNUAL STATEMENT)
                         Calendar Year 2000

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
  (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1. Name and business address of person filing statement.

   L. M. Hamric, 639 Loyola Ave., New Orleans, LA  70113

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

   None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

   Entergy Corporation,          Prudential Oil & Gas, Inc.,
   Assistant Secretary           Assistant Secretary
   Entergy Services, Inc.,       Southern Gulf Railway Company,
   Assistant Secretary           Assistant Secretary
   Entergy Arkansas, Inc.,       Varibus Corporation, Assistant
   Assistant Secretary           Secretary
   Entergy Gulf States, Inc.,    System Fuels, Inc., Assistant
   Assistant Secretary           Secretary
   Entergy Louisiana, Inc.,      Entergy International Holdings LTD
   Assistant Secretary           LLC, Vice President & Secretary
   Entergy Mississippi, Inc.,    Entergy International LTD LLC, Vice
   Assistant Secretary           President and Secretary
   Entergy New Orleans, Inc.,    Entergy International Investments
   Assistant Secretary           No. 2 LTD LLC, Vice President and
   System Energy Resources,      Secretary
   Inc., Assistant Secretary     Entergy Victoria, Inc., Director,
   Entergy Enterprises, Inc.,    Vice President and Secretary
   Assistant Secretary           Entergy Nuclear Holding Company #1,
   GSG&T, Assistant Secretary    Assistant Secretary

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

   As an officer and/or director of the above listed companies, my duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.

   The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5( Compensation received during the prior year and to be received a) during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                     Salary or other compensation
        Name of      During Prior    To be    Person or company
       Recipient         Year      received  from whom received
                         (a)          (b)     or to be received
 Laurence M. Hamric  $200,000.00  $205,000.00   Entergy Services, Inc.

5( Basis for compensation if other than salary.
b)

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

   (a) Total amount of routine       $
       expenses charged to client:
   (b) Itemized list of all other    No other expenses
       expenses:

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 1998 and as a supplemental statement to such advance statement.


(Signed) /s/ Laurence M. Hamric    Dated:  November 22, 1999